1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date June 17, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The twenty-second meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) approved the amendments to the articles of association of the Company (the “Articles of Association”), and agreed to submit the same to the 2016 first extraordinary general meeting of the Company for discussion and consideration.

The Company proposed to made further amendments to the articles in relation to distribution of profits of the Articles of Association in accordance with the Notice on the Further Implementation of Matters Related to the Listed Company’s Cash Dividends, the Regulatory Guideline No.3 on Listed Company - Listed Company’s Cash Dividends and the Guidance on Articles of Association of Listed Companies promulgated by China Securities Regulatory Commission and the Guideline on Listed Company’s Cash Dividends promulgated by the Shanghai Stock Exchange. Details of the amendments are as follows:

1. The original second paragraph of Article 19 of the existing Articles of Association provides the following:

Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 144 of the Company Law.

The above paragraph is to be amended as follows:

Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with relevant provisions of the Company Law.

2. The original Article 111 of the existing Articles of Association provides the following:

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one (1) vote.

The Company’s shares held by the Company do not carry any voting rights, and shall not be counted into the total number of shares carrying voting rights in the shareholders’ general meeting.

The above paragraph is to be amended as follows:

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one (1) vote.

When material issues affecting the interests of minority shareholders are considered at the shareholders’ general meeting, the votes of minority shareholders shall be counted separately. The results of separate vote counting shall be disclosed publicly in a timely manner.

The Company’s shares held by the Company do not carry any voting rights, and shall not be counted into the total number of shares carrying voting rights in the shareholders’ general meeting.

The Board of Directors, independent directors, and shareholders who meet the relevant requirements may openly solicit voting rights from other shareholders. Information including the specific voting intention shall be fully disclosed to the shareholders from whom voting rights are being solicited. Consideration or de facto consideration for soliciting shareholders’ voting rights is prohibited. The Company shall not impose any minimum shareholding limitation for soliciting voting rights.

3. The original Article 122 of the existing Articles of Association provides the following:

When considering the resolutions being submitted for voting, shareholders attending the meeting shall deliver their opinion in respect of approval or objection to such motions or abstention from voting. (Voting by H Shareholders may not include abstention from voting.)

Failure to or wrongly complete the ballot paper, or the ballot paper being illegible, and ballot paper not voted shall be deemed as the voter abstaining from voting. The votes represented by such shares shall be counted as “abstention”.

The above paragraph is to be amended as follows:

When considering the resolutions being submitted for voting, shareholders attending the meeting shall deliver their opinion in respect of approval or objection to such motions or abstention from voting. (Voting by H Shareholders may not include abstention from voting.)

Failure to or wrongly complete the ballot paper, or the ballot paper being illegible, and ballot paper not voted shall be deemed as the voter abstaining from voting. The votes represented by such shares shall be counted as “abstention”.

Unless securities registration and settlement institutions, as the nominal holders of Shares that can be traded through Shanghai-Hong Kong Stock Connect, make declarations according to the intention of actual holders.

4. The original Article 137 of the existing Articles of Association provides the following:

The Company shall, with its priority to ensure that the shareholders’ general meeting is legal and effective, enlarge the proportion of public shareholders participating in the shareholders’ general meeting through various manner and means including providing modern information technological means such as voting platform through internet. Attendance shall be accepted for shareholders who attend the general meeting through the above means.

When the five issues set out in paragraph 2 of Article 136 of the Articles of Association are proposed to be considered at the shareholders’ general meeting of the Company, domestic shareholders shall be given an online voting platform in addition to live meetings.

Online voting access for domestic shareholders shall be provided through internet service providers designated by China Securities Regulatory Commission and Shanghai Stock Exchange. The holders of Overseas Listed Foreign Invested Shares will not be provided with online voting access.

Upon completion of the voting process at the shareholders’ general meeting, the Company shall consolidate, in respect of each proposal, the voting results of live meeting, online voting and other forms of voting in accordance with the relevant regulation before making any announcement.

The above paragraph is to be amended as follows:

The Company shall, with its priority to ensure that the shareholders’ general meeting is legal and effective, enlarge the proportion of public shareholders participating in the shareholders’ general meeting through various manner and means including providing modern information technological means such as voting platform through internet. Attendance shall be accepted for shareholders who attend the general meeting through the above means.

Online voting access for domestic shareholders shall be provided through internet service providers designated by China Securities Regulatory Commission and Shanghai Stock Exchange. The holders of Overseas Listed Foreign Invested Shares will not be provided with online voting access.

Upon completion of the voting process at the shareholders’ general meeting, the Company shall consolidate, in respect of each proposal, the voting results of live meeting, online voting and other forms of voting in accordance with the relevant regulation before making any announcement.

5. The original Article 248 of the existing Articles of Association provides the following:

The profit distribution policies of the Company

(1)	Form and interval of profit distribution

The Company may distribute dividends in cash, in shares or in a combination of both cash and shares.

In the event that conditions for distribution of cash dividend are met, cash dividend shall be distributed prior to share dividend.

Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at the general meeting. There should at least be a 6-month accounting period interval when the Company distributes cash dividends.

(2)	Conditions for distributing cash dividends and proportion of cash dividends

On the premise of securing the Company’s sustainable development and provided that the Company has recorded a profit in a particular year and that its accumulated undistributed profit is positive, the Company’s cash dividends shall account for approximately 35% of the Company’s net profit after statutory reserve for that particular year, unless the Company has scheduled significant investments or significant cash requirements.

Significant investments or significant cash requirements mean investments or cash requirements scheduled for the next 12 months that are equivalent to or exceed 50% of the total profit of the Company realized in the most recent financial year.

(3)	Conditions for distributing share dividends

On the premises that the Company’s operation is in good condition and that the Board considers the distribution of share dividends is beneficial to the overall interest of all shareholders of the Company due to a mismatch between the Company’s stock price and its scale of share capital and in other necessary circumstances, the Company may distribute dividends in the form of shares.

The above paragraph is to be amended as follows:

The profit distribution policies of the Company

(1)	Form and interval of profit distribution

The Company may distribute dividends in cash, in shares or in a combination of both cash and shares.

In the event that conditions for distribution of cash dividend are met, cash dividend shall be distributed prior to share dividend.

Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at the general meeting. There should at least be a 6-month accounting period interval when the Company distributes cash dividends.

(2)	Conditions for distributing cash dividends and proportion of cash dividends

On the premise of securing the Company’s sustainable development and provided that the Company has recorded a profit in a particular year and that its accumulated undistributed profit is positive, the Company’s cash dividends shall account for approximately 35% of the Company’s net profit after statutory reserve for that particular year, unless the Company has scheduled significant investments or significant cash requirements.

Significant investments or significant cash requirements mean investments or cash requirements scheduled for the next 12 months that are equivalent to or exceed 50% of the total profit of the Company realized in the most recent financial year.

(3)	Conditions for distributing share dividends

On the premises that the Company’s operation is in good condition and that the Board considers the distribution of share dividends is beneficial to the overall interest of all shareholders of the Company due to a mismatch between the Company’s stock price and its scale of share capital and in other necessary circumstances, the Company may distribute dividends in the form of shares.

(4)	Different Cash Dividend Policy

The Company shall, after considering various factors such as the characteristics of the industry where it operates, stage of development, business model, profitability and whether there are significant capital expenditure arrangements, propose different cash dividend policy based on the following situation according to statutory procedures:

(i)	If the Company is at a mature stage of development with no significant capital expenditure arrangement at the time of profit distribution, cash dividend payout ratio of such profit distribution shall be at least 80%;

(ii)	If the Company is at a mature stage of development with significant capital expenditure arrangement at the time of profit distribution, cash dividend payout ratio of such profit distribution shall be at least 40%;

(iii)	If the Company is in a growing stage of development with significant capital expenditure arrangement at the time of profit distribution, cash dividend payout ratio of such profit distribution shall be at least 20%; and

(iv)	If the stage of development of the Company is difficult to be distinguished but involves significant capital expenditure arrangement, the distribution can be arranged in accordance with the above provision.

6. The original Article 249 of the existing Articles of Association provides the following:

Procedures on approving the profit distribution plan

The Board is responsible for preparing the profit distribution plan.

In the process of determining the profit distribution plan, the Board shall discuss with the independent directors and the supervisory committee adequately; the Board should also adopt different approaches to listen to the opinions of public shareholders, and examine the rationality of such plan. The main procedures on approving the profit distribution plan are as follows:

(1)	approved by more than half of the independent directors;

(2)	considered and approved by more than half of all directors;

(3)	considered and approved by more than half of all supervisors;

(4)	considered and approved at the shareholders’ general meeting by way of an ordinary resolution. During the general meeting when discussing and considering the matters relating to profit distributing, various methods such as internet voting, and establishing an investors communication forum on the Company’s website can be used to give public shareholders the opportunity to express their opinions and enquiries.

The above paragraph is to be amended as follows:

Procedures on approving the profit distribution plan

The Board is responsible for preparing the profit distribution plan.

During the formulation of the profit distribution plan, the Board

When determining specific cash dividend proposal of the Company, the Board of Directors shall discuss thoroughly with the Independent Directors and supervisors, listen to the advice of the public shareholders through various ways, demonstrate the rationality of the profit distribution plan, study and demonstrate matters including the timing, conditions, the lowest percentage, the conditions of adjustment and determination procedures of distributing cash dividends of the Company.

Before the specific proposals for distributing cash dividends are considered at the general meeting, the Company shall communicate with the shareholders, especially the minority shareholders, through various channels, such that the opinions and requests of the public shareholders can be fully heard, and their concerns can be responded in a timely manner.

The independent Directors can gather views from minority shareholders in order to propose a distribution proposal, and submit it directly to the Board of Directors for its approval.

The main procedures on approving the profit distribution plan are as follows:

(1)	Independent Directors shall express their independent opinions and approved by more than half of the independent directors;

(2)	considered and approved by more than half of all directors;

(3)	considered and approved by more than half of all supervisors;

(4)	considered and approved at the shareholders’ general meeting by way of an ordinary resolution. During the general meeting when discussing and considering the matters relating to profit distributing, various methods such as internet voting, and establishing an investors communication forum on the Company’s website can be used to give public shareholders the opportunity to express their opinions and enquiries.

By order of the Board Yanzhou Coal Mining Company Limited
Chairman of the Board Li Xiyong

Zoucheng, Shandong Province, the PRC

16 June 2016

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive Directors are Mr. Wang Li Jie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC